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Contact:  Michael P. Hawks                   (NYSE-BMC)
          (612) 851-6030                     FOR IMMEDIATE RELEASE

                        BMC DECLARES 2 FOR 1 STOCK SPLIT

August 15, 1994--Minneapolis, Minnesota--BMC Industries today said its board of directors has approved a two-for-one split of its outstanding common shares.

Shareholders of record as of August 25 will receive an additional share for each share owned on that date, to be distributed on September 8, 1994.

Paul B. Burke, BMC's President and Chief Executive Officer, stated that "The continuing growth in BMC's earnings and the strengthening of its balance sheet has led to increased interest in BMC's shares on the part of the investment community and a stronger share price. This split is designed to increase the liquidity in the Company's stock so that more shares are available for trading."

BMC Industries is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC.


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